SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

COSI, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title and Class of Securities)

22122P200

(CUSIP number)

Robert J. Dourney

294 Washington Street.

Boston, Massachusetts 02108

(857) -415-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 22122P200	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Robert J. Dourney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF - OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,602,247
	8	SHARED VOTING POWER —0—
	9	SOLE DISPOSITIVE POWER 2,602,247
	10	SHARED DISPOSITIVE POWER —0—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,602,247
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), this percentage includes shares of Common Stock issuable upon consummation of the merger described below in Item 3 expected to be consummated within 60 days.

CUSIP No. 22122P200	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock (the “Common Stock”) of Cosi, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 294 Washington Street, Boston, MA 02108.

Item 2.	Identity and Background

This statement is filed by Robert J. Dourney (“Mr. Dourney” or the “Reporting Person”). Mr. Dourney’s principal business address is 294 Washington Street, Boston, MA 02108. Mr. Dourney’s principal occupation is President and Chief Executive Officer of the Issuer. During the past five years, Mr. Dourney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Dourney was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Dourney is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Dourney was appointed to serve as the President and Chief Executive Officer of the Issuer on March 17, 2014. As a material inducement to Mr. Dourney entering into employment with the Issuer, Mr. Dourney was issued 829,164 shares of Common Stock, subject to certain restrictions, including vesting conditions, set forth in a Restricted Stock Award Agreement dated March 17, 2014 (the “Restricted Stock Award Agreement”) at a cost of $0 per share of Common Stock.

On March 18, 2014, the Issuer entered into an Election to Cause Merger Agreement (the “Election Agreement”) with Hearthstone Associates, LLC (“Hearthstone”), Mr. Dourney, and Nancy Dourney. Hearthstone is owned 99% by Mr. Dourney and 1% owned by Nancy Dourney and operates certain franchise restaurants of the Issuer through its wholly-owned subsidiary, Hearthstone Partners, LLC.

Under the terms of the Election Agreement, the Issuer granted to Hearthstone the sole and exclusive right (the “Right”), exercisable at the discretion of Hearthstone at any time after January 1, 2015 and before March 18, 2015, to elect to require the Issuer to acquire Hearthstone by effecting a reverse triangular merger of Hearthstone with and into a subsidiary of the Issuer (the “Merger”), following which Hearthstone will become a wholly-owned subsidiary of the Issuer. Hearthstone exercised the Right on January 2, 2015. Pursuant to the terms of the Election Agreement and subject to the satisfaction of the conditions therein, the Merger is expected to be completed on or about January 31, 2015. Upon consummation of the Merger, the Issuer will issue 1,773,083 shares of Common Stock to Mr. Dourney and 17,910 shares of Common Stock to Nancy Dourney.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Right (through Hearthstone), and will acquire the Shares upon consummation of the Merger, for investment purposes in the ordinary course of his business of investing in securities for his own account. Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Person may ultimately pursue.

Except as otherwise set forth herein, the Reporting Person does not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 22122P200	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a) Mr. Dourney may be deemed to beneficially own 2,602,247 shares of Common Stock, which is equal to approximately 6.5% of the outstanding shares, based upon 40,141,209 shares of Common Stock of the Issuer outstanding after giving effect to the issuance of shares of Common Stock pursuant to the Merger. As of the date hereof, 829,164 shares of Common Stock are owned beneficially and of record by Mr. Dourney pursuant to the Restricted Stock Award Agreement, and Mr. Dourney may be deemed to beneficially own an additional 1,773,083 shares of Common Stock issuable to him upon consummation of the Merger.

(b) Mr. Dourney has sole voting and dispositive power for all such shares of Common Stock described in Item 5(a) of this Schedule 13D.

(c) Hearthstone exercised the Right on January 2, 2015. As Mr. Dourney is a manager and 99% equity owner of Hearthstone, he may be deemed to have exercised the Right on January 2, 2015. Mr. Dourney has not effected any other transactions in the Common Stock during the past sixty days.

(d) No persons other than Mr. Dourney have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Election to Cause Merger Agreement dated as of March 18, 2014 by and among Cosi, Inc., Hearthstone Associates, LLC, Robert J. Dourney and Nancy Dourney. (Filed as Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 21, 2014 and incorporated herein by reference.)

Exhibit 2	Restricted Stock Award Agreement dated as of March 17, 2014 by and between Cosi, Inc. and Robert J. Dourney. (Filed as Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 21, 2014 and incorporated herein by reference.)

Exhibit 3	Notice of Exercise of Election to Cause Merger Agreement delivered by Hearthstone Associates, LLC to Cosi, Inc. on January 2, 2015.

CUSIP No. 22122P200	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

January 13, 2015
Date
ROBERT J. DOURNEY
/s/ Robert J. Dourney
Signature